As filed with the Securities and Exchange Commission on September 11, 2002.

                                                         File No. 070-10015


                       SECURITIES AND EXCHANGE COMMISSION
                                450 FIFTH STREET
                             WASHINGTON, D.C. 20549
                   ------------------------------------------

                           AMENDMENT NO. 3 TO FORM U-1
                             APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  --------------------------------------------

                                  Cinergy Corp.
                             139 East Fourth Street
                             Cincinnati, Ohio 45202

                     (Name of company filing this statement
                   and address of principal executive offices)
                  ---------------------------------------------

                                  Cinergy Corp.

                    (Name of top registered holding company)
                  ---------------------------------------------

                          Wendy L. Aumiller, Treasurer
                                  Cinergy Corp.
                          139 East Fourth Street, 24AT2
                             Cincinnati, Ohio 45202

                     (Name and address of agent for service)
                 -----------------------------------------------





Please direct communications to:

George Dwight II/ Senior Counsel                     Andrew F. MacDonald
Cinergy Corp                                         Thelen Reid & Priest LLP
139 East Fourth Street, 25AT2                        701 Pennsylvania Ave., N.W.
Cincinnati, Ohio 45202                               Washington, DC 20004
513-287-2643 (ph)                                    202-508-4059 (ph)
513-287-3810 (f)                                     202-508-1844 (f)
gdwight@cinergy.com                                  amacdonald@thelenreid.com
-------------------                                  -------------------------

Willliam C. Weeden                                   William T. Baker, Jr.
Skadden Arps Slate Meagher & Flom                    Thelen Reid & Priest LLP
1400 New York Avenue, N.W.                           40 West 57th Street
Washington, D.C.  20005                              New York, New York  10019
202-371-7877 (ph)                                    212-603-2106 (ph)
202-371-7012 (f)                                     212-603-2001 (f)
wweeden@skadden.com                                  wbaker@thelenreid.com
-------------------                                  ---------------------




The application-declaration filed in this proceeding as previously amended is hereby further amended and restated in its entirety as follows:

Item 1.  Description of Proposed Transactions

         A.       Introduction

         Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), requests authority to engage, indirectly through new or existing non-utility subsidiaries, in providing Infrastructure Services (as hereafter described) both within and outside the United States, and (2) to invest up to $500 million from time to time through March 31, 2005 ("Authorization Period") in one or more new or existing companies that derive or will derive substantially all of their operating revenues from the sale of Infrastructure Services.

         The authority now requested is consistent with authority that has been granted to other registered holding companies in the past few years to retain and engage in providing Infrastructure Services, and is intended to afford Cinergy comparable business opportunities under the Act relative to other Infrastructure Services providers.

         Cinergy will not seek recovery through higher rates to its utility subsidiaries' customers for any losses Cinergy may sustain, or any inadequate returns it may realize, in respect of the proposed transactions.

         B.       Background -- Cinergy and Subsidiaries; Prior Orders

         Cinergy registered under the Act in 1994 (see HCAR No. 26146, October 21, 1994). At and for the 12 months ended December 31, 2001, Cinergy had consolidated assets of approximately $12.3 billion and operating revenues of approximately $12.9 billion.

         Cinergy has two direct, wholly-owned utility subsidiaries, The Cincinnati Gas & Electric Company, an Ohio electric and gas utility ("CG&E"), and PSI Energy, Inc., an Indiana electric utility ("PSI"). CG&E in turn has three utility subsidiaries, The Union Light, Heat and Power Company, a Kentucky electric and gas utility ("ULH&P"), Lawrenceburg Gas Company, an Indiana gas utility ("Lawrenceburg"), and Miami Power Corporation ("Miami"), an electric utility (solely by virtue of its ownership of certain transmission assets).

         CG&E and its utility subsidiaries provide retail electric and/or gas service in the southwestern portion of Ohio and adjacent areas in Kentucky and Indiana. The area served with electricity, gas or both covers approximately 3,200 square miles and has an estimated population of two million. CG&E produces, transmits, distributes and sells electricity and sells and/or transports natural gas in the southwestern portion of Ohio, serving an estimated population of 1.6 million people in 10 of the state's 88 counties including the cities of Cincinnati and Middletown. ULH&P transmits, distributes and sells electricity and sells and transports natural gas in northern Kentucky, serving an estimated population of 338,000 in a 500 square-mile area encompassing six counties and including the cities of Newport and Covington.1 At and for the 12 months ended December 31, 2001, CG&E had consolidated assets of approximately $5.4 billion and operating revenues of approximately $4.7 billion.

         PSI produces, transmits, distributes and sells electricity in north central, central and southern Indiana, serving an estimated population of 2.2 million located in 69 of the state's 92 counties including the cities of Bloomington, Columbus, Kokomo, Lafayette, New Albany and Terre Haute. At and for the 12 months ended December 31, 2001, PSI had consolidated assets of approximately $4.6 billion and operating revenues of approximately $4.1 billion.

         Cinergy has numerous non-utility subsidiaries. These include nonutility subsidiaries whose securities Cinergy has acquired without prior Commission approval pursuant to applicable exemptions under the Act, namely, "exempt wholesale generators" as defined in section 32 of the Act ("EWGs"), "foreign utility companies" as defined in section 33 of the Act ("FUCOs"), "exempt telecommunications companies" as defined in section 34 of the Act ("ETCs"), "energy-related companies" as defined in rule 58 under the Act ("Rule 58 Subsidiaries"), and entities formed to acquire or dispose of sulfur dioxide emissions allowances and to engage in financing transactions in connection therewith pursuant to the Clean Air Act Amendments of 1990 (see 42 U.S.C. ss. 7651b) (such emissions allowance-related entities, together with EWGs, FUCOs, ETCs and Rule 58 Subsidiaries, collectively, "Non-Ordered Nonutility Companies"). In addition, in a number of orders commencing in 1997, Cinergy has received prior Commission approval to acquire securities of companies formed to provide energy management services and utility-related consulting services anywhere in the world and to engage in the energy commodity marketing and brokering business in Canada and Mexico (collectively, "Ordered Nonutility Companies").2 Pursuant to these orders (and excluding investments in Non-Ordered Nonutility Companies), in the last three years Cinergy has acquired securities of the following Ordered Nonutility Companies: Cinergy-Canada, Inc. (which is engaged in the energy commodity marketing business in Canada) and Vestar, Inc. and its subsidiaries, Vestar Limited, Keen Rose Technology Group Limited and Optimira Controls, Inc. (all of which are engaged in providing energy management services and solutions to institutional, commercial and industrial customers in the United States and Canada).

         The Commission has authorized, under the standards of sections 10 and 11(b)(1) of the Act, other registered holding companies to acquire or retain (upon becoming registered holding companies) ownership of non-utility subsidiaries that are engaged in providing traditional infrastructure services to utility, industrial, mining, institutional and governmental entities ("Infrastructure Services").3 As in these other cases, the Infrastructure Services proposed herein would include:

        design, construction (as defined in rule 80(c) under the Act), retrofit and maintenance of utility transmission and distribution systems, including erection of transmission towers and poles, trenching and burying of underground conduits, construction and maintenance of substations and electrical vaults, storm restoration services involving electrical transmission and distribution systems, and splicing, installation and repair of electrical conductors;

        installation and maintenance of natural gas pipelines and laterals, water and sewer pipelines, and underground and overhead telecommunications networks; and

        installation and servicing of meter reading devices and related communications networks, including fiber optic cable.

In no case would Infrastructure Services include the acquisition or ownership of "utility assets" within the meaning of section 2(a)(18) of the Act.

         To some extent, rule 58 already permits a registered holding company to acquire the securities of new or existing companies engaged in selling traditional infrastructure services. For example, under rule 58(b)(1)(vii), an "energy-related company" may engage in "[t]he sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and remediation." Also, rule 58(b)(1)(ix) permits such companies to engage in "[t]he ownership, operation and servicing of fuel procurement, transportation, handling and storage facilities, scrubbers, and resource recovery and waste water treatment facilities." However, rule 58, by its terms, has no application to companies engaged in "energy-related" activities outside the United States. Moreover, some activities that fall within the definition of Infrastructure Services (e.g., trenching to install water or sewer lines, installation of fiber optic cables, etc.) may not come within the scope of "energy-related" activities permitted under rule 58, but are nevertheless very similar in terms of the kinds of expertise, technologies and equipment that are utilized in order to perform such services.

         The Infrastructure Services described above are also closely related to the Energy Management Services and Consulting Services that the Commission has already authorized Cinergy to provide on a world-wide basis. For example, Energy Management Services include design, management or direct construction and installation of various types of equipment and facilities that are used for energy conservation and to achieve energy efficiency. The Consulting Services include engineering services. Also, installation, construction and maintenance services in respect of telecommunications networks and structures would be permitted activities of an ETC under section 34 of the Act. Thus, the ability of Cinergy's non-utility subsidiaries to provide Infrastructure Services is a natural extension of the Energy Management Services and Consulting Services that the Commission has previously authorized, as well as of the types of services that an ETC may provide.

         C.       Requested Authority

         Cinergy now requests authority to engage, indirectly through one or more new or existing non-utility subsidiaries,4 in the sale of Infrastructure Services anywhere in the world. The foregoing notwithstanding, Cinergy requests that the Commission reserve jurisdiction over any such sales of Infrastructure Services in any country other than the United States and Canada, pending completion of the record.

         Cinergy also requests authority to invest up to $500 million through the Authorization Period in new or existing companies that derive or will derive substantially all of their operating revenues from the sale of Infrastructure Services, as defined above ("IS Subsidiaries"). Investments in any IS Subsidiary may take the form of an acquisition, directly or indirectly, of the stock or other equity securities of a new subsidiary or of an existing company and any subsequent purchases of additional equity securities and any loans or cash capital contributions to any such company. In addition, any guarantee provided by Cinergy in respect of any payment or performance obligation of any IS Subsidiary will be counted against the proposed investment limit. Cinergy will fund investments in IS Subsidiaries using available cash or the proceeds of financing, as authorized in File No. 70-9577 (HCAR No. 27190, dated June 23,
2000). Any guarantees provided by Cinergy in respect of any IS Subsidiary would also count against Cinergy's current guarantee authority in File No. 70-9577.

         D.       Affiliate Transactions.

         Any Infrastructure Services performed by any IS Subsidiaries, directly or indirectly, for any associate or affiliate utility companies (as such terms are defined in the Act) will be conducted at cost and otherwise in accordance with the service agreements approved by the Commission in HCAR No. 27016, May 4, 1999 (File No. 70-9449).

         E.       Rule 24 Reports.

         With respect to the transactions proposed herein, Cinergy proposes to file with the Commission pursuant to rule 24 under the Act a report for the six month period ended June 30 of each year (commencing June 30, 2003) to be filed no later than August 31 of the same year and a report for the six month period ended December 31 of each year (commencing December 31, 2002) to be filed no later than March 31 of the following year.

         Each such report will list all Cinergy subsidiaries that are engaged in the business of providing Infrastructure Services. In addition, each report will list all of the Cinergy subsidiaries that provided Infrastructure Services to associate or affiliate utility companies during the reporting period and will include, for each such subsidiary:

        a list of the associate or affiliate utility companies that received Infrastructure Services from such subsidiary;

        a description of the types of Infrastructure Services provided to each such recipient;

        the dollar amount of the Infrastructure Services provided to each such recipient;

        a description of the method used in charging each such recipient for such Infrastructure Services, i.e., cost, or, if permitted, other than cost (citing the authority for providing the service at other than cost); and

        a reference to the agreement under which such Infrastructure Services were provided.

         Except to the extent any such income statement or balance sheet is included within Cinergy's Annual Report on Form U5S, each report for the period ended December 31 will provide an income statement and balance sheet for each Cinergy subsidiary that provides Infrastructure Services for, and as of, the most recently completed fiscal year.



Item 2.  Fees, Commissions and Expenses

         Cinergy estimates total fees and expenses in connection with the preparation and filing of this Application-Declaration of not more than $15,000, consisting chiefly of outside counsel fees and expenses.

Item 3.  Applicable Statutory Provisions

         Sections 6(a), 7, 9(a), 10 and 11(b)(1) of the Act and rule 54 thereunder are or may be applicable to the proposed transactions.

         Rule 54 provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company if paragraphs (a), (b) and (c) of rule 53 are satisfied.

         Cinergy currently does not meet the conditions of rule 53(a). At June 30, 2002, Cinergy's "aggregate investment," as defined in rule 53(a)(1), in EWGs and FUCOs was approximately $1, 323 million. This amount is equal to approximately 99% of Cinergy's average "consolidated retained earnings," also as defined in rule 53(a)(1), for the four quarters ended June 30, 2002, of approximately $1, 332 million, which exceeds the 50% "safe harbor" limitation contained in the rule.

         By order dated May 18, 2001 in File No. 70-9577 (HCAR No. 27400) ("May 2001 Order"), the Commission authorized Cinergy to increase its aggregate investment in EWGs and FUCOs to an amount equal to the sum of (1) 100% of Cinergy's average "consolidated retained earnings" plus (2) $2,000,000,000 (excluding any investments subject to the Restructuring Limit, as defined therein). At June 30, 2002, based on this new investment ceiling, Cinergy could have made an aggregate investment in EWGs and FUCOs of $3,332 million. Therefore, although Cinergy's aggregate investment at June 30, 2002 exceeds the 50% "safe harbor" limitation, it is well within the higher investment level granted by the May 2001 Order.

         With respect to capitalization, there has been no material adverse impact on Cinergy's consolidated capitalization resulting from Cinergy's investments in EWGs and FUCOs. As of September 30, 1997, the most recent period for which financial statement information was evaluated in the 1998 Order, Cinergy's consolidated capitalization consisted of 44.1% equity and 55.9% debt. At June 30, 2002, Cinergy's consolidated capitalization consisted of 42.5 % equity and 57.5% debt. These ratios are within acceptable ranges, as further reflected by the fact that at June 30, 2002, Cinergy's senior unsecured debt was rated "investment grade" by all the major rating agencies. Pursuant to HCAR No. 27190 dated June 23, 2000, Cinergy has committed to maintain a 30% consolidated common equity ratio (subject to certain qualifications), and the proposed transactions will have no adverse impact on Cinergy's ability to meet that commitment.

         With respect to earnings, Cinergy's interests in EWGs and FUCOs have made consistent and significant contributions to Cinergy's consolidated retained earnings, as reflected in the quarterly certificates filed by Cinergy in Docket Nos. 70-9011 and 70-9577. Although Cinergy's consolidated earnings for the year ended December 31, 1997 were negatively affected by Cinergy's 50% ownership interest in Midlands Electricity plc ("Midlands"), a FUCO, this was solely as a result of the imposition by the United Kingdom of a one-time, non-recurring windfall tax. Significantly, this tax did not affect earnings from ongoing operations, and therefore would not have any negative impact on earnings in future periods. In July 1999, Cinergy sold all of its ownership in Midlands, realizing a substantial profit.

         Cinergy satisfies all of the other conditions of paragraphs (a) and (b) of rule 53. With reference to rule 53(a)(2), Cinergy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to rule 53(a)(3), no more than 2% of the employees of Cinergy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Cinergy directly or indirectly holds an interest. With reference to rule 53(a)(4), Cinergy will concurrently provide a copy of this application to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With reference to rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred. Finally, rule 53(c) by its terms is inapplicable since the proposed transactions do not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO.


Item 4.  Regulatory Approval

         The proposed transactions are not subject to the jurisdiction of any state or federal commission other than this Commission.


Item 5.  Procedure

         Cinergy requests that the Commission issue a notice of the proposed transaction as soon as possible and issue an order approving the proposed transaction as soon as practicable after the expiration of the applicable public notice period granting and permitting this Application-Declaration to become effective.

         Cinergy waives a recommended decision by a hearing officer or other responsible officer of the Commission; consents that the Division of Investment Management may assist in the preparation of the Commission's order, unless the Division opposes the matters proposed herein; and requests that there be no waiting period between the issuance of the Commission's order and its effectiveness.

Item 6.  Exhibits and Financial Statements

         (a)      Exhibits

                        A           Not applicable

                        B           Not applicable

                        C           Not applicable

                        D           Not applicable

                        E           Not applicable

                        F           Preliminary opinion of counsel
                                    (previously filed)

                        G-1 Revised Form of Federal Register notice (previously filed)

        (b)      Financial Statements

                  FS-1 Cinergy Corp. consolidated financial statements dated December 31, 2001 (previously filed)

                  FS-2 Cinergy-Canada, Inc. balance sheet and statement of income as of and for the six months ended June 30, 2002 (filed in paper format only pursuant to claim for confidential treatment under rule 104(b))

                  FS-3 Vestar, Inc. consolidated balance sheet and statement of income as of and for the six months ended June 30, 2002 (filed in paper format only pursuant to claim for confidential treatment under rule 104(b))

Item 7.  Information as to Environmental Effects

         (a) The Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

         (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.





                                                                   SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amended
Application/Declaration on Form U-1 to be signed on its behalf by the officer indicated below.

                                  Cinergy Corp.

                              By:/s/Wendy L. Aumiller
                                 Wendy Aumiller
                                 Treasurer

         September 11, 2002


--------
1 Lawrenceburg sells and transports natural gas to approximately 20,000 people in a 60 square-mile area in southeastern Indiana. Miami owns a 138 kV transmission line running from CG&E's Miami Fort Power Station in Ohio to a point near Madison, Indiana.

2 See orders in File No. 70-9803 dated March 21, 2002, HCAR No. 27506, and May 4, 2001, HCAR No. 27393. See also order in File No. 8933 dated February 7, 1997, HCAR No. 26662. "Energy Management Services" were defined in these orders as comprising (1) identification (through energy audits or otherwise) of energy and other resource (water, labor, maintenance, materials, etc.) cost reduction or efficiency opportunities; (2) design of facility and process modifications or enhancements to realize such opportunities; (3) management, or direct construction and installation, of energy conservation or efficiency equipment;
(4) training of client personnel in the operation of equipment; (5) maintenance of energy systems; (6) design, management or direct construction and installation of new and retrofit heating, ventilating, and air conditioning (`HVAC'), electrical and power systems, motors, pumps, lighting, water and plumbing systems, and related structures, to realize energy and other resource efficiency goals or to otherwise meet a customer's energy-related needs; (7) system commissioning (i.e., monitoring the operation of an installed system to ensure that it meets design specifications); (8) reporting of system results;
(9) design of energy conservation programs; (10) implementation of energy conservation programs; (11) provision of conditioned power services (i.e., services designed to prevent, control or mitigate adverse effects of power disturbances on a customer's electrical system to ensure the level of power quality required by the customer, particularly with respect to sensitive electronic equipment); and (12) other similar or related activities.
"Consulting Services" were defined as comprising technical and consulting services involving technology assessments, power factor correction and harmonics mitigation analysis, commercialization of electro-technologies, meter reading and repair, rate schedule analysis and design, environmental services, engineering services, billing services including conjunctive billing, summary billing for customers with multiple locations and bill auditing, risk management services, communications systems, information systems/data processing, system planning, strategic planning, finance, feasibility studies, and other similar or related services.

5        See GPU, Inc., et al. (HCAR No. 27165, Apr. 14, 2000) (approving acquisition of MYR Group, Inc.);  and Exelon Corporation
         --- ----------------               -----------------
(HCAR No. 27256, Oct. 19, 2000) (permitting retention of non-utility subsidiaries that provide a wide variety of infrastructure services throughout the United States and, to a limited degree, Canada).

4 Any such subsidiaries would be held as direct or indirect subsidiaries of Cinergy, provided that none of such subsidiaries would be held as direct or indirect subsidiaries of CG&E or PSI or any other Cinergy utility subsidiary.